CONSULTING AGREEMENT

This agreement is entered by and between Tensleep Financial Corporation, a Colorado corporation, herein called "Consultant", and RX Healthcare Systems, Ltd., a Colorado corporation, herein called "Company".

CONSIDERATION

In consideration of the mutual promises of the parties hereto and the terms and conditions here after set forth, **IT IS AGREED**:

TERMS AND CONDITIONS

1. **Engagement**. The Company engages Consultant to provide it with financial, business and corporate development services including preparation of Form 1-A Offering Statement and any amendments thereto and any and all costs relating to the ailing with the SEC per Regulation A under the Securities Act of 1933, as amended. The consultant accepts and agrees to the engagement. The Consultant's representatives will perform those duties, and will also additionally render such other business and corporate development services and other unrelated services and duties as may be assigned to it from time to time by Company.

2. **Best Efforts**. Consultant agrees that its representatives will always faithfully, industriously, and to the best of their representatives ability, experience, and talents, perform all of the duties that may be required of and from them pursuant to the express and implicit terms hereof, to the reasonable satisfaction of Company. Such duties will be rendered at such place or places as Company will in good faith require or as the interest, needs, business, or opportunity of Company will require.

3. **Term and Compensation**. The term of this agreement will be for a term of one year to commence on the date of this agreement and end on August 4, 2015. The Company agrees to pay the Consultant a total of $100,000 payable $50,000 within 30 day after the qualification of the Offering Statement by the SEC and the balance of $50,000 on or before July 31, 2015.

4. **Arbitration of Disputes**. Any controversy arising from this agreement or its breach shall be determined by three arbitrators appointed as set out below:

(a) Within thirty (30) days after a notice by either party to the other requesting arbitration and stating the basis of the party's claim, one arbitrator shall be appointed by each party. Each party shall give notice of the appointment to the other when made.

(b) The two arbitrators shall immediately choose a third arbitrator to act with them.

The arbitration shall be conducted under rules and regulations of the American Arbitration Society.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement this 5 day of August, 2014, at Newport Beach, California.

Company: RX Healthcare Systems, Ltd.



By:_____
          Ronald S. Tucker, CEO

CONSULTANT: Tensleep Financial Corporation



By: _____
          Ronald S. Tucker, President